UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2022

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62 – NIRE 35.3.0015881-4

MATERIAL FACT

Telefônica Brasil S.A. (“Company”), in the form and purposes of CVM Resolution No. 44/2021, in continuity to the Material Facts disclosed on March 10, 2020, July 18, 2020, July 27, 2020, August 7, 2020, September 7, 2020, December 14, 2020, January 29, 2021, January 31, 2022, February 9, 2022, April 13, 2022, and April 20, 2022, hereby informs its shareholders and the market in general that, at the Company’s Extraordinary General Meeting held on this date (“EGM”), was approved, in compliance with Article 256 of Law No. 6,404 of December 15, 1976, as amended the ratification (“Ratification”) of the execution of the “Contract of Purchase and Sale of Shares and Other Covenants” signed on January 28, 2021 by Oi Móvel S.A. – In Judicial Recovery (succeeded by the incorporation of Oi S.A. – In Judicial Recovery) (“Oi Móvel”), as seller, and the Company, Tim S.A. and Claro S.A., as buyers, with the intervention-approval of Telemar Norte Leste S.A. – In Judicial Recovery (succeeded by the incorporation of Oi S.A. – In Judicial Recovery) and Oi S.A. – In Judicial Recovery, as agreed (“Contract”), through which the Company acquired the entirity of the shares issued by Garliava RJ Infraestrutura e Redes de Telecomunicações S.A., society of which the mobile telephony assets of Oi Móvel were exclusively contributed to (“UPI Mobile Assets”), acquired by the Company, as a result of the division and segregation of UPI Mobile Assets accorded between the buyers in the terms of the Contract (“Operation”).

Information regarding the Right to Withdraw that the Company’s shareholders dissidents from the Ratification approved at the EGM will be subject to a Notice to Shareholders to be disclosed in due course.

São Paulo, August 4, 2022.

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil – Investor Relations

Tel: +55 11 3430-3687

Email: ir.br@telefonica.com

Website: www.telefonica.com.br/ri

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	August 4, 2022	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director